



SECURI[barcode]ON

10027301

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-2009___ AND ENDING_12-31-2009__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinnon & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

999 Waterside Drive, Suite 1200
(No. and Street)

Norfolk   Virginia   23510
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Carr, Riggs & Ingram_____
(Name – if individual, state last, first, middle name)

___1117 Boll Weevil Circle, Enterprise, Alabama___36331_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____William J. McKinnon, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____McKinnon & Company, Inc._____, as of _____December 31_____, 20 _09_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President

_____
Title

_____
Notary Public

Notary Regis. #
211810

My Commission Expires
March 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McKinnon & Company, Inc.

Financial Statements

December 31, 2009 and 2008

McKinnon & Company, Inc.
Table of Contents
December 31, 2009 and 2008

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6 - 11
Supplemental Schedules:	
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Supplemental Schedule of Computation for Determination of Reserves Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Other Reports:	
Report of Independent Auditors on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission	14 -15
Independent Accountants Report on Applying Agreed-Upon Procedures as Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission	16 - 17



Carr, Riggs & Ingram, LLC
1117 Boll Weevil Circle
Enterprise, Alabama 36330

Mailing Address:
P.O. Box 311070
Enterprise, Alabama 36331

(334) 347-0088
(334) 347-7650 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
McKinnon & Company, Inc.

We have audited the accompanying balance sheets of McKinnon & Company, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McKinnon & Company, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for the purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 18, 2010

McKinnon & Company, Inc.

Statements of Financial Condition

December 31,		2009		2008
Assets				
Cash and cash equivalents	$	684,334	$	613,247
Receivable from clearing organization		-		18,734
Receivable from operations		-		650,000
Securities owned:				
Marketable, at market value		-		111,373
Furniture and equipment, net		6,727		14,696
Other assets		4,357		25,159
Total assets	$	695,418	$	1,433,209
Liabilities and Stockholders' Equity				
Liabilities				
Payable to clearing organization	$	3,754	$	182,568
Securities sold, not yet purchased, at market value		-		7,838
Accounts payable and accrued expenses		27,736		74,199
Total liabilities		31,490		264,605
Stockholders' equity				
Common stock ($1 par value, 10,000 authorized				
and 7,690 shares issued and outstanding as of				
December 31, 2009 and 2008)		76,900		76,900
Additional paid-in capital		550,450		550,450
Retained earnings		36,578		541,254
Total stockholders' equity		663,928		1,168,604
Total liabilities and stockholders' equity	$	695,418	$	1,433,209

See accompanying notes to financial statements.

McKinnon & Company, Inc.

Statements of Income

Years ended December 31,		2009		2008
Revenues				
Commissions	$	**254,847**	$	49,318
Principal transactions		**105,193**		(122,344)
Investment banking		**95,600**		1,302,000
Interest and dividends		**4,184**		14,363
Other income		**297**		129
Total revenues		**460,121**		1,243,466
Expenses				
Employee compensation and benefits		**519,457**		646,226
Occupancy		**70,348**		77,847
Floor brokerage, exchange, and clearance fees		**57,254**		72,091
Consultant services		**35,022**		31,854
Regulatory fees and expense		**27,006**		39,338
Communications and data processing		**15,197**		14,428
Other expenses		**53,334**		95,530
Total expenses		**777,618**		977,314
Net Income (Loss)	$	**(317,497)**	$	266,152
Earnings (Loss) per Share	$	**(41.29)**	$	34.61

McKinnon & Company, Inc.

Statements of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 76,900	$ 550,450	$ 275,102	$ 902,452
Net income	-	-	266,152	266,152
Balance at December 31, 2008	76,900	550,450	541,254	1,168,604
Net loss	-	-	(317,497)	(317,497)
Dividends	-	-	(187,179)	(187,179)
Balance at December 31, 2009	$ 76,900	$ 550,450	$ 36,578	$ 663,928

McKinnon & Company, Inc.

Statements of Cash Flows

Years ended December 31,	2009	2008
Cash Flows from Operating Activities:		
Net (loss) income	$ (317,497)	$ 266,152
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depreciation	7,283	18,691
Loss on disposal of asset	1,325	-
Unrealized loss on investment	-	70,851
Changes in operating assets and liabilities:		
Receivable from clearing organization	18,734	6,593
Receivable from operations	650,000	(641,500)
Securities owned, net	111,373	10,722
Other assets	20,800	2,150
Payable to clearing organization	(178,814)	(18,558)
Securities sold, not yet purchased	(7,838)	7,838
Accounts payable and accrued expenses	(46,460)	19,097
Net cash provided by (used in) operating activities	258,906	(257,964)
Cash Flows from Investing Activities:		
Purchase of furniture and equipment	(640)	(1,343)
Cash Flows from Financing Activities:		
Dividends paid	(187,179)	-
Net Increase (Decrease) in Cash	71,087	(259,307)
Cash and Cash Equivalents, beginning of year	613,247	872,554
Cash and Cash Equivalents, end of year	$ 684,334	$ 613,247

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

McKinnon & Company, Inc. (the Company), a Virginia corporation organized in 1988, is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company acts primarily as an underwriter and advisor for public offerings, sales and mergers. The Company's office is located in Norfolk, Virginia.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company adopted the provisions of FASB ASC Topic 740 *Income Taxes,* on January 1, 2009. This topic requires, among other things, the Company to assess uncertain tax positions and the likelihood that such positions will be upheld by applicable taxing authorities. For the purposes of taxation, the Company, with the consent of its stockholders, elected to be an S Corporation under the provisions of the Internal Revenue Code. The Company is considered a pass through entity and management has determined that the Company's tax status is not in jeopardy at December 31, 2009. As such, a provision for income taxes has not been provided since all income and expenses of the Company will be allocated to the members for their respective income tax reporting.

Earnings per Share

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. The weighted average number of common shares outstanding used to calculate earnings per share was 7,690 for the years ended December 31, 2009 and 2008, respectively.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classifications, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Reclassification

Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 presentation.

New Accounting Pronouncements

Effective July 1, 2009, the Company adopted new accounting guidance related to U.S. GAAP (FASB Accounting Standards Codification (ASC) 105, *Generally Accepted Accounting Principles*). This guidance establishes FASB ASC as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update FASB ASC, provide background information about the guidance and provide the basis

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

for conclusions on the changes to FASB ASC. FASB ASC is not intended to change U.S. GAAP. This guidance is effective for the Company as of December 31, 2009.

Effective April 1, 2009, the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment ("Pending Content" of FASB ASC 320-10). This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

The Company adopted accounting guidance related to fair value measurements and disclosures (FASB ASC 820, *Fair Value Measurements and Disclosures*). This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The effect of adoption was not material.

FASB issued ASU 2009-05 ("Pending Content" of FASB ASC 820) which describes the valuation techniques companies should use to measure the fair value of liabilities for which there is limited observable market data. If a quoted price in an active market is not available for an identical liability, an entity should use one of the following approaches: (1) the quoted price of the identical liability when traded as an asset, (2) quoted prices for similar liabilities or similar liabilities when traded as an asset, or (3) another valuation technique that is consistent with the accounting guidance in FASB ASC for fair value measurements and disclosures. When measuring the fair value of liabilities, this guidance reiterates that companies should apply valuation techniques that maximize the use of relevant observable inputs, which is consistent with existing accounting provisions for fair value measurements. In addition, this guidance clarifies when an entity should adjust quoted prices of identical or similar assets that are used to estimate the fair value of liabilities. This guidance is effective for the Company as of December 31, 2009 with adoption applied prospectively.

The Company adopted the provisions of FASB ASC 855, "Subsequent Events", during the period ended December 31, 2009. FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of FASB ASC 855 did not impact the financial statements. The Company evaluated all events or transactions that occurred after December

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

31, 2009 through February 18, 2010, the date the Company issued these financial statements. During this period, the Company did not have any material recognizable subsequent events that required recognition in our disclosures to the December 31, 2009 financial statements.

NOTE 3 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are assumed to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical asset or liabilities the Company has the ability to access.

Level 2: Inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company did not have any assets or liabilities as of December 31, 2009 measured at fair value.

NOTE 4 – DEPOSITS

The Company maintains cash on deposit with two banking institutions. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2009, the Company had one savings account with a balance $184,418 in excess of FDIC coverage.

The Company maintains cash balances at a clearing organization in excess of the amount insured by the Securities Investor Protection Corporation (SIPC). The Company had on deposit with a clearing organization $62,192 and $201,868 in excess of SIPC coverage at December 31, 2009 and 2008, respectively.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

Account receivable from and payable to clearing organizations consist of the following:

December 31, 2009	Receivable		Payable
Fees and commissions payable	$ -	$	3,754
	$ -	$	3,754

December 31, 2008	Receivable		Payable
Fees and commissions receivable	$ 18,734	$	-
Cost of inventory held by clearing organization	-		182,568
	$ 18,734	$	182,568

The Company clears all of its propriety and customer transactions though a clearing organization on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by cash deposits and securities owned by the Company.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 – FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31,	2009		2008
Furniture and office equipment	$ 69,635	$	72,558
Vehicles	53,367		53,367
	123,002		125,925
Accumulated depreciation	(116,275)		(111,229)
Property and equipment, net	$ 6,727	$	14,696

NOTE 7 – FURNITURE AND EQUIPMENT (Continued)

Depreciation expense for the years ended December 31, 2009 and 2008 amounted to $7,283 and $18,691, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2009, are approximately as follows:

2010	$	65,501
2011		67,466
2012		69,490
2013		29,823
	$	232,280

Rent expense for 2009 and 2008 aggregated to $61,245 and $68,072, respectively, and is included in the occupancy expense line item on the Statement of Income.

NOTE 9 – LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

NOTE 10 – PROFIT SHARING PLAN

The Company has adopted a profit sharing plan for the benefit of management and employees. Contributions are made to this plan each year from current or accumulated profits in an amount determined by the Board of Directors. In 2009 and 2008, the Company elected not to make a contribution to the profit sharing plan.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $649,599, which was $549,599 in excess of its required net capital of $100,000. At December 31, 2008, the Company had net capital of $434,696, which was $334,696 in excess of its required net capital of $100,000. The Company's net capital ratio was .05 to 1 and .61 to 1 at December 31, 2009 and 2008, respectively.

Supplemental Schedules

McKinnon & Company, Inc.
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Years ended December 31,		2009		2008
Net Capital				
Total stockholders' equity	$	**663,928**	$	1,168,604
Add:				
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-		-
Total allowable capital and subordinated liabilities		**663,928**		1,168,604
Deductions and/or charges:				
Non-allowable assets:				
Furniture and equipment		**(6,727)**		(14,696)
Receivables over 30 days outstanding		-		(650,000)
Other assets		**(7,602)**		(45,461)
Net capital before haircuts on securities positions		**649,599**		458,447
Haircut on securities		-		23,751
Net capital	$	**649,599**	$	434,696
Aggregate Indebtedness				
Items included in the statement of financial condition:				
Payable to customers and clearing broker	$	**3,754**	$	190,406
Other accounts payable and accrued expenses		**27,736**		74,199
	$	**31,490**	$	264,605
Computation of Basic Net Capital Requirements				
Minimum net capital required	$	**100,000**	$	100,000
Net capital in excess the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		**549,599**		334,696
Ratio: Aggregate indebtness to net capital		**.05 to 1**		.61 to 1
Reconciliation with Company's Computation				
Net capital, as reported in Company's Focus Report Part II	$	**649,599**	$	409,289
Net audit adjustments		-		25,407
Net capital per above	$	**649,599**	$	434,696

McKinnon & Company, Inc.
Supplemental Schedule of Computation for Determination of
Reserves Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

Other Reports



Carr, Riggs & Ingram, LLC
1117 Boll Weevil Circle
Enterprise, Alabama 36330

Mailing Address:
P.O. Box 311070
Enterprise, Alabama 36331

(334) 347-0088
(334) 347-7650 (fax)
www.cricpa.com

To the Board of Directors of
McKinnon & Company, Inc.

In planning and performing our audits of the financial statements of McKinnon & Company, Inc. (the Company) as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 18, 2010



Carr, Riggs & Ingram, LLC
1117 Boll Weevil Circle
Enterprise, Alabama 36330

Mailing Address:
P.O. Box 311070
Enterprise, Alabama 36331

(334) 347-0088
(334) 347-7650 (fax)
www.cricpa.com

To the Board of Directors of
McKinnon & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (the Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by McKinnon & Company, Inc. (the Company) and the Securities and Exchange Commission and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 18, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
039348   FINRA   DEC
MCKINNON & CO INC     12*12
999 WATERSIDE DR STE 1200
NORFOLK VA 23510-3347
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _____933.19_____

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_____172.21_____)

     __07-24-10__
           Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____760.98_____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____760.98_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____760.98_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McKinnon & Company, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Treasurer
(Title)

Dated the 08 day of Feb. , 20 10 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 391,324.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   16,308.39

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   1,738.45

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

        Enter the greater of line (i) or (ii)

        Total deductions   18,046.84

2d. SIPC Net Operating Revenues $ 373,277.16

2e. General Assessment @ .0025 $ 933.19

(to page 1 but not less than $150 minimum)

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